1 July 2002

BHP Billiton reconfirms its announcement of 2 May that Paul Anderson will retire from his executive position today but remains on the Boards of both BHP Billiton Limited and BHP Billiton Plc until the completion of the Annual General Meetings later this year.

Mr Brian Gilbertson will assume the responsibilities of Chief Executive Officer and Managing Director of the Group today.



K J Wood
Company Secretary


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia